ALMINE RECH

General Terms and Conditions of Sale

These terms and conditions of sale (the **"Terms and Conditions"**) apply to the sale by Almine Rech Gallery (the **"Seller"**) to a person or a company, acting as a professional or a non-professional (the **"Purchaser"**), of one or more artworks (the **"Artwork"**) by any artist (the **"Artist"**) either at the Gallery's premises or through means of distance sale or off-premises sale (the **"Sale"**).

The Seller and the Purchaser are collectively referred to as the parties (the **"Parties"**), and individually referred to as a party (a **"Party"**).

The Purchaser shall read and understand these Terms and Conditions before proceeding with the transaction. If there is any term that the Purchaser does not understand or does not wish to agree to, it shall discuss it with a representative of the Seller.

The Terms and Conditions set the rights and obligations of the Purchaser and the Seller. They apply automatically and without restriction to the sale of Artwork by the Seller to the Purchaser and are deemed to have been accepted without reservation by the Purchaser upon signing of the invoice or upon payment in total or in part of the Artwork or acceptance of the Sale by any mean.

The Purchaser and the Seller agree to be bound by the Terms and Conditions. However, if the Parties agree to sign an artwork sale agreement setting out the terms under which the Purchaser will acquire the Artwork, this agreement shall prevail on the Terms and Conditions.

Should any term on the Invoice (as define below) conflict with any provision of the Terms and Conditions, the terms on the Invoice shall prevail.

1. SALE OF THE ARTWORK

The Seller agrees to sell the Artwork to the Purchaser, and the Purchaser agrees to buy the Artwork from the Seller, subject to the terms and conditions set forth in these Terms and Conditions.

The Seller confirms that it either owns the Artwork or is authorised to sell it on behalf of the owner.

The Seller will issue an invoice to the Purchaser identifying the Artwork, the price of the Artwork and agreed prices for products or services the Seller had provided to the Purchaser (the **"Invoice"**).

2. PRICE OF THE ARTWORK

These Terms and Conditions set out all the terms of agreement other than price between the Purchaser and the Seller, in relation to the sale of the Artwork identified in the Invoice(s).

The Purchaser agrees to pay to the Seller the purchase price and any other cost as identify in the Invoice (the **"Price"**).

3. STATEMENTS ABOUT THE ARTWORK

All statements by the Seller as to the authenticity, attribution, description, date, age, provenance, title or condition of the Artwork constitute the Seller's judgement and opinion only and are not warranted by the Seller. The Seller does not accept any liability as a result of any changes in expert opinion which may take place subsequent to the Sale.

The Seller will do its best efforts to provide the Purchaser with information that are true, exact, correct and complete.

4. TAX

The Purchaser shall be responsible for any taxes arising from its acquisition and subsequent delivery of the Artwork pursuant to these Terms and Conditions.

All payments to be made shall be made in cleared funds, without any deduction or set-off and free and clear of and without deduction for or on account of any taxes, levies, imports, duties, charges, fees and withholdings of any nature now or hereafter imposed by any governmental, fiscal or other authority save as required by law. If a Party is compelled to make any such deduction, it will pay to the receiving Party such additional amounts as are necessary to ensure receipt by the receiving Party of the full amount which that Party would have received but for the deduction.

5. PAYMENT

The Purchaser shall pay the Price to the Seller to the bank account set out in the Invoice (or other bank accounts designated in writing by the Seller from time to time) before the term set in the Invoice or, in the absence of such term, within 30 (thirty) days after reception of the Invoice.

If the Purchaser fails to make the payment in accordance with these Terms and Conditions, the Purchaser shall pay interest at the rate of ten percent (10%) per annum (or any maximum other late payment interest rate legally applicable to the Sale) on the amount of the Price that were due but not paid from the date on which such amount of the Price first became due to the Seller until the date on which the such amount of the Price is actually received by the Seller, and such interest shall accrue daily and shall be calculated on the basis of a 365-day year, without prejudice to the other rights and remedies of the Seller against the Purchaser.

In addition to any late payment amount that will be due, the Purchaser shall pay to the Seller all cost suffered by it arising out of the late payment including, without limitation, any cost related to insurance, warehouse and administration of the Artwork.

Payment is to be in the currency specified on the Invoice unless otherwise agreed by the Seller.

6. TRANSFER OF TITLE

Title of the Artwork shall pass to the Purchaser only after payment in full of the Price to the Seller.

Unless otherwise specified, the Purchaser shall thereafter enjoy the absolute ownership thereof which is transferable without the need of obtaining any consent from the Seller and/or the owner.

7. RISK OF LOSS OR DAMAGE

Risk of loss or damage to the Artwork will pass to the Purchaser on the earlier between (i) the transfer of title, (ii) the delivery, and (iii) 30 (thirty) days following the date of the Invoice.

8. DELIVERY OF THE ARTWORK

Unless otherwise specified, the Purchaser agrees to pay all third-party costs and expenses relating, among other, to the packing, transporting, shipping, customs duties, taxes, royalties, and insuring of the Artwork for delivery to the Purchaser pursuant to this Terms and Conditions. The Purchaser shall be responsible for installation cost of the Artwork.

9. INTELLECTUAL PROPERTY

The Artist remains owner of the moral rights on his/her Artwork.

Only the physical Artwork is being transferred to the Purchaser, and the Artist reserves and retains all copyrights in the Artwork, all reproduction rights in the Artwork for any purpose in all media, and all other rights.

The Artist's authorization is required for any exploitation of these rights.

10. DATA PROTECTION

The Seller may create and maintain computer and paper records, collect, hold, control, use and transmit personally identifiable information obtained from the Purchaser in the course of the sale of the Artwork.

The Seller may also disclose the client information to other companies of the Almine Rech group and/or third parties acting on their behalf.

Sometimes, the Seller may also disclose this information to carefully selected third parties for their own marketing purposes.

If the Purchaser does not wish his details to be used for this purpose or if he wants the Seller to remove its information from

the Seller's files, he might ask the Seller which we will do so insofar as the law permits.

If the Purchaser wants to have more information regarding the privacy policy of the Seller, it can visit the website of the Seller (https://www.alminerech.com/), where the privacy policy is available.

11. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants that:

* it complies with all applicable laws and regulations;
* it is his own responsibility to comply with the legislation applicable to him (notably his tax obligations);
* it has the capacity and power (under the laws of its country of origin) to enter into and perform the transaction hereof to which it will be a party;
* for the purposes of the anti-money laundering and anti-terrorism financing legislation, that it is not commonly known by any name other than the one set out in the invoice, or that if it is known by one or more other names, that it has fully disclosed such name or names to the Seller in writing;
* it is subject to a matrimonial regime allowing him to freely and validly purchase the Artwork;
* the documents, certificates and information provided by the Purchaser to the Seller during the course of the agreement are true, exact and correct as at the date of their respective remittance;
* it is acting (and is purchasing the Artwork(s)) in its own name and on its own behalf (and, as the case may be, jointly with any co-purchaser having their name set out in the invoice); and
* all information (including about its identity and its address) is true and correct and undertakes to advise the Seller promptly of any changes.

12. REPRESENTATION AND WARRANTIES OF THE SELLER

The Seller represents and warrants that: (i) it complies with all applicable laws and regulations; and (ii) it has the capacity and power (under the laws of its country of origin) to enter into and perform the transaction hereof to which it will be a party.

The Seller makes no representation or warranty of any kind whatsoever, express or implied, in connection with the Artwork. The Seller and its employees, or agents exclude all liability (whether in contact, tort or otherwise), to the fullest extent permitted by applicable law, for any loss or damage that may result to the Purchaser or a third party in connection with the Artwork.

13. RESCISSION

The Seller have the right to terminate this agreement and cancel the Sale by serving written notice on the Purchaser if: (i) the Purchaser fails to make any payment required pursuant to the terms of the Invoice and/or these Terms and Conditions, and such failure is not remedied within fifteen (15) days after a written notice is sent to the Purchaser by the Seller, and (ii) if the Purchaser breaches any terms, conditions, representation or warranty of these Terms and Conditions. In case of termination, any sum paid by the Purchaser will be forfeit.

14. MISCELLEANEOUS

The Purchaser agrees that it has no right to sell the Artwork or receive the Artwork before it has been paid for in full and any such sale shall be deemed null and void.

The Purchaser agrees if it breaches Purchaser's obligation to purchase the Artwork under these Terms and Conditions or the Sale is terminated as a result of such breach, the Purchaser forfeits all payments made in respect of the Artwork.

The Purchaser agrees that only the physical Artwork is being transferred to Purchaser.

The Purchaser agree, to the fullest extent permitted by law, the Seller's total liability to the Purchaser for any and all injuries, claims, losses, expenses or damages whatsoever arising out of or in any way related to this the Sale from any cause or causes including but not limited to the Seller's negligence, errors, omissions, strict liability, breach of contract or breach of warranty shall not exceed the Price.

15. RIGHT OF WITHDRAWAL

The Purchaser may be considered as a consumer according to EU Directive 2011/83/EU of the European Parliament and of the Council of 25 October 2011 on consumer rights (the "**Consumer**") (the "**Directive**").

The Sale may be concluded between the Seller and the Consumer under a distance sale, or an off-premises sale according to the Directive.

If the Purchaser is a Consumer and if the Sale is concluded through a distance contract or an off-premise contract, according to the Directive or any applicable local legislation, the Consumer has a right to withdraw, after 14 (fourteen) days from the conclusion of the Sale. In the case of distance or off-premises contracts, the withdrawal period should expire after 14 (fourteen) days from the day on which the Consumer or a third party other than the carrier and indicated by the Consumer, acquires physical possession of the Artwork. In addition the Consumer should be able to exercise the right to withdraw before acquiring physical possession of the Artwork. Where multiple Artworks are ordered by the consumer in one order but are delivered separately, the withdrawal period should expire, for each Artwork, after 14 (fourteen) days from the day on which the Consumer acquires physical possession of such Artwork.

For the purposes of exercising the right to withdraw from the Sale, the Consumer must inform the Seller by email to contact@alminerech.com according to the withdrawal form attached to these Terms and Conditions, duly completed, or a declaration clearly expressing its intention to withdraw and including the identification of the Artwork concerned.

The Consumer will return the Artwork within 14 (fourteen) days after his announce to use his right of withdrawal.

The Seller will reimburse the Consumer at the reception of the returned Artwork for all sums paid for his order, after deduction of any return costs, which remain the entire responsibility of the Consumer.

The Consumer will be only responsible for depreciation in value of Artwork resulting from handling the Artwork in a manner that is inconsistent with the nature and character of the items, including their functionality.

Purchaser, other than Consumer, cannot cancel the Sale. Accordingly, once purchased, the Purchaser may not return the Artwork and the Seller does not offer refunds.

16. CONFIDENTIALITY

The Parties acknowledge that the provisions and subject matter of the Sale, including but not limited to the identity of the Seller, of the Artist and of the Purchaser, the Artwork and the Price, are confidential and the Parties agree not to disclose any of the foregoing information to any person or party, except as may be required by law, whether concurrent with or subsequent to the execution and delivery of the Sale.

17. PREVAILING PARTY

The prevailing party in any arbitration, suit, or action brought by one Party against the other Party to enforce the terms of these terms and Conditions or any rights or obligations hereunder, shall be entitled to receive, in addition to such other relief as the arbitrators or court may award, its reasonable costs and expenses, including without limitation all attorneys' fees, expert witness fees, litigation-related expenses and arbitrator and court or other costs incurred in such proceeding or otherwise in connection with bringing such arbitration, suit, or action. For purposes of these Terms and Conditions, a Party is "prevailing" if that Party prevails on the central issue raised in the action or claim, regardless of the amount of damages awarded or otherwise owed, if any. A Party may prevail by judgment or decision in that Party's favor, consent decree, settlement agreement or voluntary dismissal with or without prejudice.

18. WAIVER
No failure or delay by the Seller in exercising any right, power or privilege shall impair the same or operate as a waiver of the same, nor shall any single or partial exercise of any right, power or privilege preclude any further exercise of the same or the exercise of any other right power or privilege. The rights and remedies provided in these Terms and Conditions are cumulative and not exclusive of any rights and remedies provided by law.

19. SEVERANCE
If any provision of these Terms and Conditions is prohibited by law or judged by a court to be unlawful, void or unenforceable, the provision shall, to the extent required, be severed from these Terms and Conditions and rendered ineffective as far as possible without modifying the remaining provisions of these Terms and Conditions, and shall not in any way affect any other circumstances of or the validity or enforcement of these Terms and Conditions.

20. INTERPRETATION
The headings are included for convenience only and shall not affect the interpretation of these Terms and Conditions.
The singular includes the plural and vice versa.

Any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

References to any document or agreement are to be construed as references to such document or agreement as is in force for the time being and as amended, varied, supplemented, substituted or novated from time to time.

21. GOVERNING LAW AND JURISDICTION
These Terms and Conditions any contractual or non-contractual obligation arising out of or in connection with these Terms and Conditions and the related Invoice shall be governed by and construed in accordance with the law of the country where the Seller is located. The exact location of the Seller is set out in the Invoice.

All disputes arising out of or in connection with these Terms and Conditions (including without limitation with respect to the existence, validity, performance, termination and interpretation of these Terms and Conditions and the related Invoice and any non-contractual obligation arising out of or in connection with the Sale) shall be submitted to the jurisdiction of the country where the Seller is located. The exact location of the Seller is set out in the Invoice.

ANNEXE: TEMPLATE OF WITHDRAWAL
Declaration of withdrawal from Sale:
- The addressee, Almine Rech Gallery, with registered office at 64 rue de Turenne, 75003 Paris (France), tel: +33 145 83 71 90, e-mail: contact@alminerech.com
- I declare that I am hereby withdrawing from the contract for purchase of this product (*)/for provision of these services (*)
- Date of order (*)/date of receipt (*)
- First name and surname of the consumer
- Address of the consumer
- Signature of the consumer (only if this form is being sent in hard copy format)
- Date

(*) The Consumer has to cross out that which does not apply or fill in additional information.

MASTERWORKS

ADDENDUM TO ALMIINE RECH GENERAL TERMS AND CONDITIONS OF SALE

Reference is made to the General Terms and Conditions of Sale of Almine Rech Gallery (the "***Terms***") and the Invoice dated September 2, 2020 (Reference No. NY20090254) evidencing the sale of a wok by Gunter FORG entitled "Untitled, 2007" (the "***Invoice***", and together with the Terms, the "***Almine Rech Agreement***"). The purpose of this Addendum is to amend and supplement the Almine Rech Agreement such that this Addendum and the Almine Resh Agreement shall collectively constitute the full and final agreement among the Parties (the "***Amended and Supplemented Agreement***"). Despite language in the Almine Rech Agreement suggesting that it constitutes all of the terms of agreement between the Parties and in the event there is a conflict between the Almine Rech Agreement and other agreements, the terms in the Almine Rech Agreement shall prevail, the Parties hereby agree that this Addendum shall be deemed to supplement the Almine Rech Agreement and to the extent of any conflict between the terms and conditions set forth in this this Addendum and the terms set for thin the Almine Rech Agreement, the Terms in this Addendum shall prevail and supersede those conflicting terms in the Almine Rech Agreement. Capitalized terms used in this Addendum and not otherwise defined herein shall have the meaning ascribed to such terms in the Almine Rech Agreement.

The Parties further agree as follows.

1) The term "***Seller***" refers Almine Rech Gallery Ltd., which is the legal entity that owns and operates the Almine Rech Gallery.
2) The Parties acknowledge that Masterworks Gallery, LLC is acting as agent ("***Agent***") on behalf of Purchaser and will make payment on behalf of the Purchaser.
3) Seller will deliver Purchase a customary Bill of Sale upon transfer of title and confirming the title will not be subject to any liens or encumbrances.
4) Notwithstanding anything in Section 3 of the Terms or otherwise set forth in the Almine Rech Agreement, Seller represents and warrants to Purchaser that the Artwork is authentic and such representation and warranty shall survive for a period of five (5) years following the transfer of title to Purchaser.
5) The Price of $500,000 shall be paid in two (2) installments: (1) $50,000 due and payable within two (2) business days following the execution of the Amended and Supplemented Agreement (subject to Section 8 of this Addendum), and (2) $450,000 due and payable on or before November 30, 2020.
6) Seller shall pay any fees or expenses payable to any advisor or agent in connection with the transaction and will hold Purchaser and Agent harmless from any such obligation.
7) Seller will not move the Artwork without consent of Agent.
8) From the date the execution of the Amended and Supplemented Agreement until transfer of title, Purchaser shall be named as an additional insured and a "loss payee" on Seller's fine arts policy covering damage to the Artwork in the amount of $50,000. Purchaser's receipt of a certificate from Seller's insurance carrier evidencing the same will be a condition to payment of the first installment of the Price.
9) Section 7 of the Terms (Risk of Loss) shall be amended to delete clause (iii).

10) Section 8 of the Terms (Delivery of the Artwork) shall be amended to provide that Seller will arrange for delivery and Agent shall have a right to approve in advance any third party costs for which it is responsible and, if it objects, it may select alternative third party service providers and pay them directly.

11) Section 9 of the Terms (Intellectual Property) is amended by adding the following as the last sentence: "Nothing in this paragraph is intended to convey any greater rights to the artist than the artist has pursuant to applicable copyright law and nothing will prevent Purchaser from doing anything that is not otherwise prohibited by applicable copyright law."

12) Section 16 of the Terms (Confidentiality) is deleted in its entirety.

[Signature Page Follows]

AGREED AND ACCEPTED:

AGENT:

MASTERWORKS GALLERY, LLC

Josh Goldstein

Josh Goldstein
General Counsel

SELLER:
ALMINE RECH GALLERY LTD

Ashley White

Name ASHLEY WHITE
Title DIRECTOR

ALMINE RECH

September 2, 2020 NY20090254

Masterworks Cayman SPC,
on behalf of the 023 Segregated Portfolio
497 Broome Street
New York, NY 10013

Ship to: Delaware Freeport c/o
Masterworks Gallery, LLC
111 Alan Drive Newark, DE 19711

INVOICE #NY20090254



Günther FORG
Untitled, 2007
Acrylic on canvas
150 x 140 x 2 cm
59 1/8 x 55 1/8 x 3/4 Inches
(GF0113)

Total due **$ 500,000.00**

Please transfer funds in USD to the following account :
Beneficiary Bank: Chase Bank
Branch name and No. : 270 Park Avenue - 134
Bank address: 270 Park Ave, New York, NY 10017

SWIFT Code: [redacted]
ABA Routing Number: [redacted]
Beneficiary: [redacted]
Account Number: [redacted]

39 East 78th Street, 2nd Floor
New York, NY 10075, USA
T +1 (212) 804 8496
contact.newyork@alminerech.com
www.alminerech.com